Exhibit 99.1

Pembina Pipeline Corporation Announces 2013 Fourth Quarter and Annual Results Conference Call and Webcast and Provides Details for 2014 Investor Day

CALGARY, Jan. 28, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) announced that it will release its 2013 fourth quarter and annual results after markets close on Wednesday, February 26, 2014. A conference call and webcast have been scheduled for Thursday, February 27, 2014 at 7:30 a.m. MT (9:30 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until March 6, 2014 at 11:59 p.m. ET.  To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 41585575.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=742950&s=1&k=B2FF195F78BC8020705B69E912D51242 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

The Company also announced that it will hold an Investor Day on Wednesday, March 5, 2014 at the Trump Hotel in Toronto, Ontario where members of the executive team will provide updates on strategy, operations, capital projects and Pembina's integrity management program.

Parties interested in attending the event please email investor-relations@pembina.com to request an invite. A live webcast will begin at 8:30 a.m. ET. To register for the webcast please click the following link or enter the URL into your web browser: http://event.on24.com/r.htm?e=743572&s=1&k=4F6C55E3C58A34CA62F22DA512432CC1

The webcast and presentation will be accessible and available for replay through Pembina's website under Investor Centre, Presentations & Events.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil and diluent pipelines; gas gathering and processing facilities; and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 11:00e 28-JAN-14